Exhibit 99.1

Corporate Communications

CNH Industrial Announces Senior Leadership Changes

London, March 19, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following leadership changes:

Richard Tobin is stepping down as Chief Executive Officer and as a Director of CNH Industrial to pursue another executive opportunity. Mr. Tobin’s departure will be effective April 27, 2018, following announcement of the Company’s financial results for the fiscal quarter ending March 31, 2018.

The Board of Directors has appointed Derek Neilson as interim CEO. Mr. Neilson has nearly two decades of experience with CNH Industrial and most recently served as Chief Operating Officer EMEA and President of the Company’s Commercial Vehicles Products Segment. From 2012 to 2015 he served as the Group’s Chief Manufacturing Officer.

“Rich and I have worked together for over 20 years across various companies and industries and I wish him all the best in this next chapter of his career,” said Sergio Marchionne, Chairman of CNH Industrial. “One of the most important and lasting qualities of a leader is the development of the people you lead. Rich worked hard at building a strong team at CNH Industrial, including Derek Neilson who will serve as interim CEO as the Board undertakes a search for a new Chief Executive. Derek brings a breadth of experience across the Company’s product and geographic profile and will provide a seamless transition as we finalize our decision for the CEO position through the Board’s governance process.”

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom